

April 10, 2015

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

> **Re:** **Yulong Eco-Materials Limited**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 2, 2015**
> **File No. 333-201170**

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments.

General

1. Please supplementally provide us with copies of the memorandums that you refer to in your supplemental response to comment two of our letter dated March 23, 2015.

2. Please revise to clarify the scope of your exclusive right to transport and process construction waste. It is unclear what "five districts" means in terms of the size of the market that you enjoy an exclusive right to service. Please also revise your disclosure on page 53 in which you name the "districts" that "the municipal government has designated as" the built-up area of Pingdingshan. We note that neither Xinhua Zhanhe or Xingcheng are districts in Pingdingshan, and that Pingdingshan has only four districts. Please refer to the fourth bullet point of comment two of our letter dated March 23, 2015.

Calculation of Registration Fee Table

3. Please advise as to why the registration fee for your warrants has changed, and why you are referring to a percentage of $16,312,500. We note that amount of warrants being registered, as well as the value of those warrants, have not changed. We further note that the maximum aggregate offering price of 147,500 shares at $7.25 per share is $1,141,875, rather than $815, 625.

4. You appear to be registering shares underlying the warrants that you are granting to Cuttone, which is no longer acting as an underwriter. Please revise this table to remove the reference to "Underwriter's warrants."

Facilities, page 60

5. Please reconcile your statement in your supplemental response to the first bullet point of comment two of our letter dated March 23, 2015 that your inability to have your recycling plant constructed by December 13, 2012 is due "entirely to delays resulting from coordination within agencies and departments of the Pingdingshan municipal government" with the fact that your recycling plant has not been completed and requires the use of proceeds from this offering to become operational, as stated in your Use of Proceeds. Please also note that contrary to your representations in your supplemental response and your prospectus, you were not obliged to commence operations by December 13, 2012, but per clause 8.1 of your contract with the Pingdingshan Municipal Bureau of Housing and Urban-Rural Development, were required to complete the building of a waste treatment site. Please make corresponding revisions to footnote (6) under this heading.

Warrants, page 86

6. Please advise why the warrants granted to your financial advisor have been deemed compensation by FINRA. Please also clarify how many warrants you are granting to each of Cuttone and Northland.

Undertakings, page II-2

7. Please remove the undertaking from Item 512(a)(5)(ii) of Regulation S-K. That undertaking is specific to reliance on Rule 430C. We note that you are relying on Rule 430A. Please also only include the undertaking in Item 512(h) of Regulation S-K once, and please include the totality of the undertaking in Item 512(a)(6) of Regulation S-K, rather than stopping at the first romanette.

You may contact Patricia Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
       LKP Global Law, LLP